                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          United Meridian Corporation

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                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share

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                        (Title of Class and Securities)

                                   910865104
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                     (CUSIP Number of Class of Securities)

                              Robert K. Reeves
     Executive Vice President-Administration, General Counsel and Secretary
                               Ocean Energy, Inc.
                      8440 Jefferson Highway, Suite 420
                        Baton Rouge, Louisiana 70809
                               (504) 927-1450

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    Copy to:

                                John F. Wombwell
                             Andrews & Kurth L.L.P.
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200

                               December 22, 1997

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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

SCHEDULE 13D
CUSIP No. 910865104
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(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Ocean Energy, Inc. (72-1277752)
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)     (  )
                                                           (b)     (  )
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(3)      SEC USE ONLY
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(4)      SOURCE OF FUNDS
         WC, BK, OO
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)            (__)
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                                    (7)   SOLE VOTING POWER
              NUMBER OF                   3,543,000(1)
                                    -----------------------------------
                SHARES              (8)   SHARED VOTING POWER
             BENEFICIALLY                 114,708(2)
               OWNED BY             -----------------------------------
                 EACH               (9)   SOLE DISPOSITIVE POWER
              REPORTING                   3,543,000(1)
                PERSON              -----------------------------------
                 WITH               (10)  SHARED DISPOSITIVE POWER
                                          None
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,657,7081 (1)(2)
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                                   (__)
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         9.3% (3)
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(14)     TYPE OF REPORTING PERSON
         CO, HC
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
1. 3,543,000 of the shares of common stock of United Meridian Corporation (the "Issuer") covered by this report are purchasable by Ocean Energy, Inc. ("OEI") upon exercise of an option (the "Option") granted to OEI pursuant to the Stock Option Agreement, dated as of December 22, 1997, between the Issuer and OEI and described in Item 4 of this report. Other than set forth in footnote 2 below, prior to the exercise of the Option, OEI is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. In the event of any changes in common stock of the Issuer by reason of a stock dividend, stock split, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares of common stock of the Issuer purchasable by OEI under the Option, and the purchase price therefor, shall be adjusted appropriately so that OEI shall receive upon exercise of the Option the number and class of shares or other securities or property that OEI would have received with respect to common stock of the Issuer if the Option had been exercised immediately prior to such event or the record date therefor. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, OEI expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by OEI upon exercise of the Option. The number of shares subject to the Option represents approximately 9.9% of the total outstanding shares of common stock of the Issuer as of December 22, 1997, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger, dated as of December 22, 1997, among OEI Holding Corporation, a Delaware corporation ("Newco"), OEI and the Issuer, pursuant to which (i) Newco will merge with and into OEI and (ii) the Issuer will merge with and into OEI.

2. As of December 22, 1997, OEI entered into an Agreement to Vote and Proxy (the "Voting Agreement") with John B. Brock (the "Stockholder"), pursuant to which the Stockholder agreed to vote, and granted a proxy to vote, an aggregate of 114,708 shares of common stock of the Issuer beneficially owned by the Stockholder in favor of the Mergers. See Item 4. The Stockholder entered into the Voting Agreements in consideration of OEI entering into the Merger Agreement.

3. Adjusted to reflect the issuance by the Issuer of 3,543,000 shares of common stock of the Issuer upon exercise of the Option as described herein.

Item 1.      Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of United Meridian Corporation, a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 1201 Louisiana, Suite 1400, Houston, Texas 77002.




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Item 2.      Identity and Background

         This Schedule 13D is filed by Ocean Energy, Inc., a Delaware corporation ("OEI"). OEI is an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. OEI's principal executive offices are located at 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809.

         During the last five years, neither OEI nor, to the knowledge of OEI, any executive officer or director of OEI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violation with respect to such laws. Certain information concerning the directors and executive officers of OEI is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference.

Item 3.      Source and Amount of Funds or Other Consideration

         This statement relates to (i) an option granted to OEI by the Issuer to purchase shares of Common Stock from the Issuer (the "Option") and (ii) shares of Common Stock subject to a certain voting agreement between OEI and a stockholder of the Issuer, all described in Item 4 below.

         The Option entitles OEI to purchase up to 3,543,000 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement, dated as of December 22, 1997, between OEI and the Issuer (the "Stock Option Agreement") and as described in Item 4 below for a purchase price of $32-3/16 per Share (the "Purchase Price"). In the event of any changes in Common Stock of the Issuer by reason of a stock dividend, stock split, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares of Common Stock of the Issuer purchasable by OEI under the Option, and the Purchase Price therefor, shall be adjusted appropriately so that OEI shall receive upon exercise of the Option the number and class of shares or other securities or property that OEI would have received with respect to Common Stock of the Issuer if the Option had been exercised immediately prior to such event or the record date therefor. Reference is made to the Stock Option Agreement, a copy of which is filed as
Exhibit 1 hereto and is incorporated herein by reference, for the full text of its terms, including the conditions upon which it may be exercised.

         As set forth in the Stock Option Agreement, the Option was granted by the Issuer as a condition and an inducement to OEI's willingness to enter into the Agreement and Plan of Merger, dated as of December 22, 1997, among OEI Holding Corporation, a Delaware corporation ("Newco"), OEI and the Issuer (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of OEI), Newco will merge with and into OEI (the "Newco Merger"), with OEI continuing as the surviving corporation. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of OEI and the Issuer), the Issuer will merge with and into OEI (the "UMC Merger" and, together with the Newco Merger, the "Mergers"), with OEI




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
continuing as the surviving corporation. Upon consummation of the Mergers, OEI will be the surviving corporation and the identity and separate existence of the Issuer will cease. If the Mergers are consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by OEI to the Issuer for the Option.

         If OEI elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

         Pursuant to the terms of the Agreement to Vote and Proxy, dated as of December 22, 1997 (the "Voting Agreement"), between OEI and John B. Brock (the "Stockholder"), OEI acquired shared voting control of 114,708 Shares. Under the Voting Agreement, the Stockholder has agreed to vote, and granted a proxy to vote with respect to, the shares of Common Stock either (i) owned by or (ii) for which he has the right to vote or direct the vote of, in favor of the Mergers and the Merger Agreement. The information set forth in the Voting Agreement, which is attached hereto as Exhibit 3, is incorporated herein by reference. The Stockholder entered into the Voting Agreement in consideration of OEI entering into the Merger Agreement.

Item 4.      Purpose of Transaction

         As stated above, the Option was granted to OEI in connection with the execution of the Merger Agreement. As an inducement of the Issuer to enter into the Merger Agreement, OEI granted to the Issuer a reciprocal option (the "Reciprocal Option") to purchase up to 2,267,300 shares of common stock, par value $0.01 per share, of OEI ("OEI Common Stock") under the circumstances specified in the Stock Option Agreement, dated as of December 22, 1997, between OEI, as issuer, and the Issuer, as grantee, for a purchase price of $49-13/16 per share (the "OEI Stock Option Agreement"), a copy of which is filed as
Exhibit 4 hereto and is incorporated herein by reference.

         The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing. The exercise of the Option in all events is subject to the expiration or termination of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and OEI expects to promptly file under the HSR Act.

         OEI has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by OEI of any Option Shares purchased under the Option.

         In connection with the execution of the Merger Agreement, OEI and the Stockholder, an individual, Chairman of the Board, Chief Executive Officer and stockholder of the Issuer, entered into the Voting Agreement pursuant to which the Stockholder agreed to vote, and granted to OEI a proxy to vote, in favor of the Mergers and the Merger Agreement 114,708 shares of Common Stock owned by the Stockholder, representing less than 1% of the outstanding Common Stock.

         Upon the effectiveness of the UMC Merger, the separate existence of the Issuer shall cease and OEI, as the surviving corporation in the UMC Merger, shall continue its corporate existence and succeed to all of the rights, assets, liabilities and obligations of the Issuer. In addition, if the Mergers are consummated in accordance with the terms of the Merger Agreement, the Board of Directors of OEI shall consist of no more than 14 members and will be divided into three classes. OEI will designate seven directors, and the Issuer will designate seven directors. The current Chairman of the Board, President and Chief Executive Officer of OEI will be a director, President and Chief Executive Officer of OEI after the consummation of the Mergers, and the current Chairman of the Board of the Issuer will be Chairman of the Board of OEI after the consummation of the Mergers.

         The descriptions herein of (i) the Stock Option Agreement, the Merger Agreement and the OEI Stock Option Agreement, copies of which are filed herewith as Exhibits 1, 2, and 4, respectively, and which are incorporated herein by reference, and (ii) the Voting Agreement, which is attached hereto as Exhibit 3 and which is incorporated herein by reference, are qualified in their entirety by reference to such agreements. Other than as described above, OEI has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

         As a result of the execution of the Voting Agreement, OEI may be deemed pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of 114,708 Shares and will have shared voting power with respect to such Shares. As a result of the issuance of the Option, OEI may be deemed pursuant to Rule 13d-3 to be the beneficial owner of 3,543,000 Shares. If the Option is exercised, OEI will have sole voting and dispositive power with respect to 3,543,000 Shares. Nothing herein shall be deemed an admission to OEI as to the beneficial ownership of any of the Option Shares, and, prior to exercise of the Option, OEI disclaims beneficial ownership of all Option Shares.

         The number of Shares subject to the Option and the Voting Agreement, in the aggregate, represent approximately 9.3% of the Issuer's Common Stock calculated in accordance with Rule 13d-3 (based on the number of Shares outstanding on December 22, 1997, as set forth in the Merger Agreement, and adjusted to reflect the issuance of the Option Shares upon exercise of the Option).

         Except as described herein, neither OEI nor, to the knowledge of OEI, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Merger Agreement, the Stock Option Agreement, the OEI Stock Option Agreement and the Voting Agreement, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to




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
any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finders's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Materials to be Filed as Exhibits

         Exhibit Description
         ------- -----------
               1          Stock Option Agreement, dated as of December 22, 1997, between United Meridian Corporation, as
                          Issuer, and Ocean Energy, Inc., as Grantee, incorporated by reference to Exhibit 5 to the
                          Schedule 13D of United Meridian Corporation, filed with the Securities and Exchange Commission on December 31, 1997.

               2          Agreement and Plan of Merger, dated as of December 22, 1997, between OEI Holding Corporation,
                          United Meridian Corporation, and Ocean Energy, Inc., incorporated by reference to Exhibit 2.1 to United Meridian Corporation's Current Report on Form 8-K, filed with the Securities and
                          Exchange Commission on December 23, 1997.

               3*         Agreement to Vote and Proxy, dated as of December 22, 1997, between Ocean Energy, Inc. and John
                          B. Brock.

               4          Stock Option Agreement, dated as of December 22, 1997, between Ocean Energy, Inc., as Issuer, and United Meridian Corporation, as Grantee, incorporated by reference to Exhibit 1 to the
                          Schedule 13D of United Meridian Corporation, filed with the Securities and Exchange Commission on December 31, 1997.

               ---------------
               *Filed herewith




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
                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

December 31, 1997                       OCEAN ENERGY, INC.



                                        By: /s/ ROBERT K. REEVES
                                           ----------------------------------
                                        Name:  Robert K. Reeves
                                        Title: Executive Vice President,
                                               General Counsel and Secretary




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
                                   Schedule A

         The name, business address and principal occupation of each executive officer and director of Ocean Energy, Inc. ("OEI") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with OEI. Unless otherwise indicated, each of the persons listed below is a United States citizen.


Name                         Principal Occupation and Business Address
----                         -----------------------------------------

James C. Flores*             Chairman of the Board, Chief Executive Officer and
                             Director

Richard G. Zepernick, Jr.*   Executive Vice President-Exploration and
                             Production, and Director

Robert L. Belk*              Executive Vice President, Chief Financial Officer,
                             Treasurer and Director

Robert K. Reeves*            Executive Vice President-Administration, General
                             Counsel and Secretary

David J. Morgan*             Executive Vice President-Geology
--------------------

* The director's or officer's address is Ocean Energy, Inc. 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809.



Name                         Principal Occupation and Business Address
----                         -----------------------------------------

Thomas D. Clark              Director
                             Dean, E.J. Ourso College of Business Administration
                             Louisiana State University, CEBA Building Room 3304
                             Baton Rouge, LA 70803


Lodwrick M. Cook             Director
                             Vice Chairman, Managing Director
                             Pacific Capital Group
                             150 El Camino Drive
                             Beverly Hills, CA 91202


Charles F. Mitchell, M.D.    Director
                             Otolaryngologist and plastic surgeon
                             ENT Medical Center
                             5258 Dijon Drive
                             Baton Rouge, LA 70808




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

William W. Rucks, IV              Director
                                  Private venture capital investor
                                  First National Bank Towers (7th Floor)
                                  600 Jefferson Street, Suite 701 - Box 11
                                  Lafayette, LA 70501

Milton J. Womack                  Director
                                  Milton J. Womack, Gen. Contractor
                                  Post Office Box 1111
                                  Baton Rouge, LA 70821




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
                                EXHIBIT INDEX

            Index to
            Exhibits      Description
            --------      -----------
               1          Stock Option Agreement, dated as of December 22, 1997, between United Meridian Corporation, as
                          Issuer, and Ocean Energy, Inc., as Grantee, incorporated by reference to Exhibit 5 to the
                          Schedule 13D of United Meridian Corporation, filed with the Securities and Exchange Commission on December 31, 1997.

               2          Agreement and Plan of Merger, dated as of December 22, 1997, between OEI Holding Corporation,
                          United Meridian Corporation, and Ocean Energy, Inc., incorporated by reference to Exhibit 2.1 to United Meridian Corporation's Current Report on Form 8-K, filed with the Securities and
                          Exchange Commission on December 23, 1997.

               3*         Agreement to Vote and Proxy, dated as of December 22, 1997, between Ocean Energy, Inc. and John
                          B. Brock.

               4          Stock Option Agreement, dated as of December 22, 1997, between Ocean Energy, Inc., as Issuer, and United Meridian Corporation, as Grantee, incorporated by reference to Exhibit 1 to the
                          Schedule 13D of United Meridian Corporation, filed with the Securities and Exchange Commission on December 31, 1997.

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               *Filed herewith